SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.                 )*

CHANNELL COMMERCIAL CORP.

(Name of Issuer)

COMMON STOCK $.01 PAR VALUE

(Title of Class of Securities)

159186105 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE SPACE TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G

CUSIP NO. 159186105	PAGE 1 OF 1 PAGES

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS William H. Channell Jacqueline M. Channell The Channell Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 3,255,831. See Item 4(a). 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 3,255,831. See Item 4(a).

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,831. See Item 4(a).

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.6%. See Item 4(b).

12	TYPE OF REPORTING PERSON* IN

Item 1.

(a)	Name of Issuer:

Channell Commercial Corp.

(b)	Address of Issuer’s Principal Executive Offices:

26040 Ynez Road
Temecula, California 92591

Item 2.

(a)	Name of Persons Filing: William H. Channell and Jacqueline M. Channell, as Co-Trustees of the Channell Family Trust
A Joint Filing Agreement is attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if none, Residence:

26040 Ynez Road
Temecula, California 92591

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $.01 par value

(e)	CUSIP Number: 159186105

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a :

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	[ ] Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the
Investment	Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Item 4.     Ownership.

(a) Amount Beneficially Owned: The 3,255,831 shares of common stock beneficially owned by the Channell Family Trust includes 5,001 shares of common stock as to which Jacqueline Channell may acquire beneficial ownership within sixty (60) days of the date hereof pursuant to the exercise of stock options.

(b) Percent of Class: 35.6%, which calculation includes in the shares of common stock beneficially owned by the Channell Family Trust and the total issued and outstanding common stock of Channell Commercial Corp. the 5,001 shares of common stock as to which Jacqueline Channell may acquire beneficial ownership within sixty (60) days of the date hereof pursuant to the exercise of stock options.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 3,255,831

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 3,255,831

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

The Channell Family Trust has the right to receive the proceeds from the sale of the securities, the ownership of which is hereby reported.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of the Group.

Not applicable.

Item 10.   Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2002

/s/ William H. Channell
William H. Channell

/s/ Jacqueline M. Channell
Jacqueline M. Channell

/s/ William H. Channell
The Channell Family Trust, William H. Channell, Co-Trustee

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).